[Loeb & Loeb letterhead]                JACK S. YEH
                                        Attorney At Law

                                        345 Park Avenue      Direct 212.407.4929
                                        NY, NY 10154-1895    Main   212.407.4000
                                                             Fax    212.202.5167
                                                             jyeh@loeb.com

January 8, 2007

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Tiens Biotech Group USA, Inc.

Dear Mr. Rosenberg:

Tiens Biotech Group USA, Inc. (the "Company") has informed us that on January 5, 2007, it received your letter, dated December 21, 2006 (File Number: 001-32477). The Company intends to address the comments set forth in the letter as quickly as possible and anticipates completing a response by the end of this month. Please let us know if the staff has any issued with this timing.

If you have any questions, please feel free to contact me at 212-407-4929 or Mitchell S. Nussbaum at 212-407-4159.

Sincerely,


/s/ Jack S. Yeh
---------------
Jack S. Yeh
Attorney At Law

cc:  Eric Doering, Esq., Tiens Biotech Group USA, Inc.
     Mitchell S. Nussbaum, Esq.
     David Fischer, Esq.